UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Rise Gold Corp.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

76760R100

(CUSIP Number)

Yamana Gold Inc.

Royal Bank Plaza, North Tower

200 Bay Street, Suite 2200

Toronto, Ontario, Canada M5J 2J3

Telephone Number: (416) 815-0220

((Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 1, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 76760R100		SCHEDULE 13D	Page 2 of 5

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Yamana Gold Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 41,324,586

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 41,324,586

11	Aggregate Amount Beneficially Owned by Each Reporting Person 41,324,586

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 23.2%

14	Type of Reporting Person CO

CUSIP No. 76760R100		SCHEDULE 13D	Page 3 of 5

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Meridian Jerritt Canyon Corp.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 41,324,586

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 41,324,586

11	Aggregate Amount Beneficially Owned by Each Reporting Person 41,324,586

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 23.2%

14	Type of Reporting Person CO

CUSIP No. 76760R100	Page 4 of 5

SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed by Yamana Gold Inc., a Canadian corporation (“Yamana”), and Meridian Jerritt Canyon Corp., a Delaware corporation and a wholly-owned subsidiary of Yamana (“Jerritt” and together with Yamana, the “Reporting Persons”), pursuant to Rule 13d-2(a) under the Exchange Act, to amend the Schedule 13D filed on October 26, 2018 and previously amended on February 15, 2019 (the “Amended Schedule 13D”) relating to the shares of common stock, par value US$0.001 per share (the “Shares”), of Rise Gold Corp., a Nevada corporation (the “Issuer”). Except as set forth below, all Items of the Amended Schedule 13D remain unchanged.  All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Amended Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Amended Schedule 13D is hereby amended to add the following to the end thereof:

“On March 1, 2019, the Issuer completed its previously announced private placement of Units, thereby triggering the automatic conversion of the Debenture into Debenture Units comprised of Shares and Debenture Warrants.  In connection with such conversion, Jerritt elected to receive accrued but unpaid interest in respect of the Debenture in the form of additional Debenture Units.  As a result, (i) Jerritt acquired, in the aggregate, an additional 10,049,724 Shares and 5,024,862 Debenture Warrants; and (ii) the Issuer’s obligations under the Debenture have been satisfied, the Guarantor’s obligations under the Guarantee have been satisfied and the Collateral Agreement has been terminated.”

Item 5. Interest in Securities of the Issuer.

Item 5 of the Amended Schedule 13D is hereby amended to restate paragraphs (a) and (b) in their entirety, and to add the information set forth in (c) below to the end of paragraph (c):

(a)                                 Based on the most recent information available, the aggregate number and percentage of the Shares (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference. The number of Shares beneficially owned by the Reporting Persons includes the Warrants and the Debenture Warrants that are exercisable within the next 60 days.

(b)                                 The numbers of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

(c)                                  “Except as otherwise disclosed herein, none of the Reporting Persons has acquired or disposed of any Shares or Debenture Warrants during the last 60 days.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Amended Schedule 13D is hereby amended to add the following after the third paragraph in such Item 6:

“As described in Item 4, as a result of the conversion of the Debenture, the Issuer’s obligations under the Debenture have been satisfied, the Guarantor’s obligations under the Guarantee have been satisfied and the Collateral Agreement has been terminated.”

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 4, 2019

Yamana Gold Inc.

By:	/s/ Sofia Tsakos
	Name:	Sofia Tsakos
	Title:	Senior Vice President, General Counsel and Corporate Secretary

Meridian Jerritt Canyon Corp.

By:	/s/ Jason LeBlanc
	Name:	Jason LeBlanc
	Title:	Vice President, Secretary and Treasurer

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